1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	June 28, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

This English version is translated from the Chinese version. In case of any discrepancy between the English translation and the original Chinese text, the Chinese text shall prevail.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Rules of Procedures for the Board of

Directors of Yanzhou Coal Mining

Company Limited

(As approved by the 2012 annual general meeting of the Company)

Chapter 1 General Provisions

Article 1 These rules of meetings are formulated in accordance with the “Company Law of the People’s Republic of China”, the “Governing Guideline of Listed Companies” and the governing laws and regulations of the place where the shares of Yanzhou Coal Mining Company Limited (the “Company”) are listed, together with the Articles of Association and the established practice of the Company. The purposes of these rules are to ensure the efficient operation and scientific decision of the Board, to standardize the operational procedures of the Board and internal organizations, and to bring in full play the pivotal function of the Board in making operational decision.

Article 2 As a regular organisation of the Company, the board of directors comprises eleven (11) directors, amongst which four (4) are independent directors, one (1) is employee director, with one (1) Chairman and one (1) Vice-chairmen.

Article 3 The board of directors shall operate independently, report on its work to the shareholders in general meeting, and is accountable to the shareholders in general meeting.

Chapter 2 Duties and Powers of the Board of Directors

Article 4 The Board takes responsibilities for the shareholders in a general meeting and exercises the following powers and duties:

(1) to be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders in general meeting;

(2) to implement the resolutions passed by the shareholders in general meeting;

(3) to determine the Company’s business plans and investment proposals;

(4) to formulate the Company’s annual preliminary and final financial budgets;

(5) to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6) to formulate proposals for the increase or reduction of the Company’s registered capital, for the issuance of the Company’s debentures or other securities and the listing of the Company;

(7) to draw up plans for the substantial acquisition, repurchasing of shares, merger, division or dissolution of the Company and alternation of forms of the Company;

(8) to decide on the Company’s internal management structure;

(9) to appoint or remove the Company’s general manager and secretary of the Board and to appoint or remove the deputy general manager(s) and other senior officers based on the recommendations of the general manager, and to determine their remuneration and matters relating to awards and penalty;

(10) to formulate the Company’s basic management system;

(11) to formulate proposals for any amendment of the Company’s Articles of Association;

(12) to decide on the Company’s business involving external investments, purchase and sale of assets, mortgages of assets and external guarantees, entrusting financing and connected transactions within the authority conferred by the shareholders’ general meeting.

(13) to manage disclosure of the Company’s information;

(14) to recommend in the shareholders’ general meeting the appointment or replacement of the Company’s accounting firm;

(15) to receive the working report of the Company’s management and examine their performance;

(16) To approve an aggregate amount of provision for impairment of assets not more than 10% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 5% of the latest audited consolidated net asset value of the Company, and to comply with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions;

(17) To exercise any other powers and duties conferred by law, executive rules, department regulations, Articles of Association of the Company and the shareholders in general meeting.

Unless otherwise stipulated in the Articles of Associations, other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

Article 5 The Board shall decide the limit on external investment, mortgages of assets and external guarantees, entrusting financing and connected transactions of the Company and shall establish strict examination and decision making procedures. Material investment projects shall be assessed by the relevant experts and professional advisers and shall be approved in a shareholders’ general meeting.

Article 6 The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose or agree to dispose of any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceeds 33% of the value of the Company’s fixed assets as shown in the latest balance sheet which was tabled at a shareholders’ general meeting.

For the purposes of this Article, “disposition” includes an act involving the transfer of an interest in assets but does not include the usage of fixed assets for the provision of security.

The validity of a disposition by the Company shall not be affected by any breach of the first paragraph of this Article.

Article 7 With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1) transactions falling within the following limit (whichever is stricter) with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, leasing of assets as lessor or lessee, restructuring of claims or debts, giving or receiving assets as a gift, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1. the aggregate assets value (where book value and assessed value are available, whichever is higher) involved in a single transaction with amount more than 10% and below 50% of the Company’s latest audited total asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest published total assets value prepared in accordance with the International Financial Reporting Standards;

2. a single transaction of which the completion consideration (including liabilities and expenses) accounts for more than 10% and less than 50% of the Company’s latest audited net asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the total market capitalisation of the Company (which is calculated by the average closing price of the Company’s shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of a transaction);

3. the latest annual income from principal operations of the subject of a single transaction accounted for more than 10% and less than 50% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the International Financial Reporting Standards;

4. the latest annual net profit of the subject of a single transaction accounted for more than 10% and less than 50% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the International Financial Reporting Standards.

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting;

(2) a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

the mutual provision of loans among overseas subsidiaries of the Company, where the accumulative amount of such mutual loans in 12 consecutive months account for more than 25% and less than 50% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans are in compliance with laws, rules and relevant regulations of the relevant place(s) of incorporation of such overseas subsidiaries;

(3) mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company’s most recently audited net asset value;

(4) external guarantees not within the approval limit of the shareholders’ general meeting as provided in the Articles of Association;

(5) transactions involving connected transactions, which have to be conducted in accordance with the relevant regulations of competent securities authorities and the listing rules of the stock exchanges.

The transactions referred to in (1) of the first paragraph involving the provision of financial assistance and entrusted financial management, shall be calculated on accrued basis for twelve consecutive months according to the transaction categories and applicable approval limit proportion of the board of directors. When the Company conducts other transactions apart from the provision of financial assistance and entrusted financial management, applicable approval limit proportion of the board of directors regarding each transaction which is under the same category shall be calculated on the principle of accrued basis for twelve consecutive months. Transactions already approved by the Company in accordance with the principle of accrued basis shall not be included in the scope of accrual calculation.

Provision of regulatory authorities the Company is subject to within and outside the PRC that is of a stricter standard than this Article of Association shall apply accordingly.

Article 8 The board of directors is responsible for the followings:

(1) to develop and review the Company’s policies and practices on corporate governance and make relevant recommendations to the board of directors;

(2) to review and monitor the training and continuous professional development of directors and senior management;

(3) to review and monitor the issuer’s policies and practices on compliance with legal and regulatory requirements;

(4) to develop, review and monitor the code of conduct and compliance manual (if any) for employees and directors; and

(5) to review the issuer’s compliance with the “Code” and the disclosures in the “Report of Corporation Governance”.

The board of directors may assign the above responsibilities to one or more committees.

Chapter 3 Duties and Powers of Chairman

Article 9 The Chairman and Vice-chairman of the board of directors shall be elected and dismissed by more than one-half of all members of the board of directors. The term of office of the Chairman and Vice-chairman shall be three (3) years, which is renewable upon re-election.

Article 10 The Chairman of the board of directors exercises the following duties and powers:

(1) to preside over shareholders’ general meetings and to convene and preside over meetings of the board of directors;

(2) to check on the implementation of resolutions passed by the board of directors at director’s meetings;

(3) to sign the securities certificates issued by the Company;

(4) to sign the important documents of the board of directors and other documents which should be signed by the Company’s legal representative;

(5) to exercise the rights of the legal representative;

(6) in the event of emergency situations such as the occurrence of large-scale natural disasters, to take special steps in handling the Company’s business according to the laws and the Company’s interest; and to report to the Company’s board of directors and shareholders’ general meeting afterwards;

(7) to exercise other powers conferred by the board of directors.

Article 11 The vice chairman shall assist the chairman in his work. Where the chairman is unable to or does not perform the duty, the vice chairman shall preside the meeting. Where the vice chairman is unable to or does not perform the duty, a director nominated by more than one-half of the directors shall perform the duty.

Chapter 4 Special Duties and Powers of Independent Directors

Article 12 Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and these Articles of Association, the independent directors shall have the following special powers:

(1) Substantial connected transactions (determined in accordance with the standard promulgated from time to time by the regulatory organisations of the place where the Company’s shares are listed), and engaging or ceasing to engage an accounting firm, shall be agreed by more than one-half of the independent directors before submitting to the board of directors for consideration.

(2) With the consent of more than one-half of all the independent directors, the independent directors may request the board of directors to convene an extraordinary general meeting, suggest the convening of a board meeting, publicly collect voting rights from the shareholders before the shareholders’ general meeting;

(3) With the consent of more than one-half of all the independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.

If the above recommendations are not accepted or the above powers can not be exercised ordinarily, the Company shall disclose the circumstances accordingly.

Article 13 The independent directors shall express their independent opinion to the Company’s shareholders, board of directors or regulatory organisations on relevant matters in accordance with the regulatory provisions of the place where the Company’s shares are listed.

Chapter 5 Obligations and Responsibilities of Directors

Article 14 Directors must observe laws, regulations and the Articles of Association and shall owe the following fiduciary duties to the Company:

(1) Directors shall not receive bribes or other unlawful income nor appropriate property of the Company;

(2) Directors shall not embezzle capital of the Company;

(3) Directors shall not open savings account in their personal or other individuals’ interests by using property or capital of the Company;

(4) Directors shall not provide loans to others using capital of the Company or provide guarantee by using assets of the Company in breach of Articles of Associations prior to the approval of shareholders’ meeting or board meeting;

(5) Directors shall not enter into contracts or transactions with the Company without the prior approval of the shareholders in a general meeting in breach of the Articles of Association of the Company;

(6) Without the approval of shareholders’ meeting, directors shall not take business opportunities belonging to the Company which the director obtains through his position, whether for himself or others, nor shall he engage in the same business as the Company;

(7) Directors shall not accept the commissions arising from transactions with the Company;

(8) Directors shall not disclose the Company’s confidential information without the Company’s approval;

(9) Directors are not allowed to infringe Company’s interests by relationship with the Company;

(10) Directors must observe other fiduciary duties stipulated by laws, executive regulations, department rules and the Articles of Associations.

Directors shall account to the Company for any profits obtained by virtue of any breach of this Article and shall compensate the Company for any loss caused by such breach.

Article 15 Directors shall observe laws, executive regulations and Articles of Association and owe the following duties of care to the Company:

(1) The directors should exercise their powers in a cautious and diligent manner so that the business activities of the Company comply with the national laws, executive regulations and various economic policies and do not exceed the business areas allowed in the operation license;

(2) Directors should treat all the shareholders equally;

(3) Directors should have an updated knowledge of the operation and management of the Company’s business;

(4) Directors should sign written confirmation on Company’s periodic report and ensure that the information contained therein is true, accurate and complete;

(5) Directors should provide information to the supervisory committee of the Company and shall not in any way impede the supervisory committee of the Company or supervisors in their performance of their duties;

(6) Directors should perform other duties stipulated by laws, administrative regulations, department rules and Articles of Associations of the Company.

Article 16 Directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or the Company’s Articles of Association of the Company and the Company suffers serious losses as a result thereof, the directors who participated in the passing of such resolution are liable to compensate the Company therefore. However, if it can be proved that a director expressly objected to and voted against the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such director may be released from such liability. The directors who abstained from voting on the resolution when it was being considered (except those directors who abstained from voting pursuant to regulatory provisions), and who expressly objected to the resolution but did not explicitly vote against the resolution, shall not be exempted from such liability.

Article 17 Where the directors of the Company violate the provisions of the listing rules of a stock exchange on which the Company’s shares are listed or the undertakings given to a stock exchange, the stock exchange may, depending on the seriousness of the situations, penalize the directors in the following manners:

1. criticize by way of notice circulated within the listed company;

2. reprimand publicly;

3. confirm publicly that the directors concerned are unsuitable to act as directors of listed companies for a minimum of three years.

The penalties 2 and 3 above can be imposed concurrently.

Article 18 Where the Company fails to disclose information according to the regulatory provisions or the information disclosed contains false record, misleading statement or material omission, the regulatory organisation will give warnings to the directly responsible person-in-charge and other directly responsible personnel and impose a fine of at least RMB30,000 but not more than RMB300,000.

Article 19 The Company sets up a decision-making risk fund for directors to reward and compensate the directors who discharge their duties lawfully and liable for risks undertaken. The relevant details are implemented in accordance with the specific provisions of the “Management Measures for the Directors’ Decision-making Risk Fund of Yanzhou Coal Mining Company Limited”.

Chapter 6 Institutions under the Board of Directors

Article 20 Specialized committees such as strategic committee, audit committee, nomination committee and remuneration committee may be formed under the board of directors to conduct studies on professional matters and provide the board of directors with opinion and recommendation for reference in making decision. All members of the specialized committees should be directors.

Article 21 The majority of the audit committee, nomination committee and remuneration committee of the board of directors shall be independent directors who also act as conveners. At least one of the independent directors shall be accounting professional or has appropriate financial management expertise.

Article 22 The primary responsibilities of the audit committee of the board of directors include:

(1) to propose the appointment or replacement of the external audit institution;

(2) to supervise the internal audit system of the Company and its implementation;

(3) to handle the communications between internal and external audit;

(4) to examine the financial information of the Company and its disclosure;

(5) to check the internal control system of the Company;

(6) to review the regular reports and financial statements of the Company;

(7) to give opinion on relevant matters in accordance with the regulatory provisions of the place where the Company’s shares are listed;

(8) other matters authorised by the board of directors.

Article 23 The main duties of the remuneration committee of the board of directors include:

(1) formulating and making recommendation to the board of directors for remuneration packages or proposals according to various factors such as major scope of work, duties and importance of the management positions of directors and senior management and the level of remuneration for similar positions of other relevant enterprises;

(2) monitoring the implementation of the remuneration system for directors and senior management of the Company;

(3) reviewing the performance of duties and conducting annual performance assessment of the Company’s directors and senior management and giving advice to the board of directors on the remuneration of directors and senior management;

(4) formulating and making recommendation to the board of directors for specific remuneration packages (including non-monetary benefits, pension entitlement and compensations) of directors and senior management under the authority granted by the board of directors;

(5) reviewing and approving the following compensation arrangements to ensure that such compensation is determined in accordance with relevant contractual terms, or where such compensation is not determined in accordance with relevant contractual terms, that such compensation is fair and reasonable: (1) the compensation payable to directors and senior management in connection with any loss or termination of their office; (2) the compensation relating to dismissal or removal of directors for misconduct;

(6) ensuring that none of the directors or their associates is involved in deciding his own remuneration;

(7) reporting to the board of directors of the Company the decision of or advice from the remuneration committee;

(8) dealing with other business which requires the remuneration committee to handle and undertaking other tasks as delegated by the board of directors in accordance with the domestic and overseas regulatory requirements.

Chapter 7 Daily Business Of the Board of Directors

Article 24 The senior management of the Company has the responsibility reporting to the board of directors in a timely manner on matters regarding the operation or finance of the Company which may have a considerable impact on the share price of the Company.

Article 25 To ensure that correct decisions are made by the board of directors efficiently, and to protect their rights to be informed, each responsible department and institution of the Company shall promptly inform the administrative office of the board of directors of the relevant documents and information of the matters concerned which require consideration and approval of the board of directors. The administrative office of the board of directors will then submit them to all directors of the Company.

Article 26 All matters considered and approved by the board of directors should be issued in official documents under the name of the board of directors. The documents issued by the board of directors shall be drafted and signed by the responsible departments and then signed by the Chairman for releasing. Where the Chairman of the Board of Directors is unable to sign the document for releasing due to special reason, he should designate one Vice-chairman to sign it on his behalf.

Chapter 8 System of the Board Meeting

Article 27 The board of directors convenes three (3) regular meetings each year including:

(1) Annual Results Board Meeting

The Company shall convene an annual results board meeting within ninety (90) days from the date on which each financial year ends, to consider the annual results of the Company and related matters.

(2) Interim Results Board Meeting

The Company shall convene an interim results board meeting within sixty (60) days from the date on which the first six months period of each financial year ends, to consider the half-year results of the Company and related matters.

(3) Quarterly Results Board Meeting

The Company shall convene a quarterly results board meeting within thirty (30) days from the date on which the first three months period or the first nine months period of each financial year ends, to consider the previous quarterly results of the Company and related matters.

The first quarterly results board meeting of each financial year should not be convened earlier than the annual results board meeting of the previous financial year.

Article 28 The Company shall convene an extraordinary board meeting under the following circumstances:

(1) when the Chairman thinks it is necessary;

(2) when shareholders which represent over one-tenth of the shareholders interests having voting rights so request;

(3) when more than one-thirds of the directors so request;

(4) when the supervisory committee so requests;

(5) when the general manager so requests;

(6) when more than one-half of the independent directors so request.

Article 29 In accordance with the previous article, when provisional meeting of the Board is proposed, the administrative office of the Board or the proposer shall directly submit written proposal signed by proposer to the chairman of the Board. The written proposal shall include the following:

(1) Name of the proposer;

(2) Reason or basis of the proposal;

(3) Time or duration, place and mode of the proposed meeting;

(4) Clear and detailed proposal;

(5) Contact information of the proposer and date of the proposal, etc.

The proposal should be within the powers of the Board as stipulated in the Articles of Association, and should be submitted to the chairman of the Board together with related materials concerning the proposal.

Once the administrative office of the Board receives the above written proposal and the related materials, the administration office must hand it over to the chairman of the Board on the same day. If the chairman is of the view that the contents of the proposal are not clear or detailed enough or the related materials provided are inadequate, the chairman may request the proposer to provide amendments or supplement.

The chairman of the Board shall convene and preside over the meeting within ten (10) days of the receipt of the proposal or the request from the relevant securities governing authorities.

Article 30 As long as all directors can fully express their opinions, a board meeting may be held by way of facsimile, during which resolutions may be passed and signed by participating directors. All such directors shall be deemed to be present in person at the meeting. When the number of directors who have signed and consented to a resolution reaches the number required by the statutory requirements, a valid resolution shall be deemed to have been passed.

Article 31 Directors shall attend the board meeting in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the name of the proxy, matters being dealt with, limitation and validity of the authority, which should be signed by the appointor.

A director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director.

Article 32 If a director fails to attend two consecutive board meetings in person and has not appointed another director to attend the board meeting on his behalf, he shall be deemed as unable to perform his duty. The board of directors shall therefore recommend his removal to the shareholders’ general meeting.

Article 33 If an independent director fails to attend three consecutive board meetings in person, the board of directors shall recommend his removal to a shareholders’ general meeting.

Article 34 The secretary of the board of directors shall attend the board meeting, take minutes of the board meeting and sign thereon.

Article 35 Supervisors and senior management personnel of the Company shall attend the board meeting.

Article 36 Persons who attend the board meeting shall have the obligations to give opinion, recommendation or explanation on matters directly related to the board meeting, but shall not have any voting right.

Chapter 9 Procedures of the Board Meeting

Article 37 Putting forward Proposals

There are five (5) ways to put forward proposals at the board meeting as follows:

(1) proposals which are within the scope of duty of the board of directors and which are put forward by the Company in accordance with the applicable laws, statues, regulatory provisions of the place where the Company’s shares are listed, and the Company’s actual business condition;

(2) matters proposed by the directors;

(3) matters proposed by the specialized committees of the board of directors;

(4) matters proposed by the supervisory committee;

(5) matters proposed by the general manager;

(6) matters proposed by shareholders holding over one-tenth of the shares of the Company.

Article 38 Collecting Proposals

The administration office of the board of directors is responsible for collecting the draft proposals, and the relevant departments of the Company have the obligation to provide timely written information and explanation for the proposal concerned. The administration office, having organised the relevant information, then prepares an agenda for the proposed board meeting together with proposed time and place of the meeting and submits the same to the Chairman for review.

Article 39 Convening the Meeting

The Chairman is responsible to decide whether to convene a board meeting. Where the Chairman is unable to perform his duty due to special reason, he may designate one Vice-chairman to decide whether to convene a Board Meeting.

Article 40 Notice of the Meeting

Having decided to convene a board meeting, the administration office of the board of director is responsible to send the notice of the meeting to all directors, supervisors and senior management.

A notice of meeting shall contain the following information:

(1) Date and place of the meeting; (2) Duration of the meeting; (3) Main content and subject of the meeting; (4) Date of the notice.

Notice of regular board meeting shall be sent to the directors of the Company and persons attending the meeting fourteen (14) days prior to the date of the meeting. Notice of extraordinary board meeting shall be sent to the directors of the Company and persons attending the meeting three (3) days prior to the date of the meeting.

Notice of board meetings shall be delivered in person, by facsimile, by express delivery service, by e-mail or by registered mail.

If a director is present at the meeting and has stated, before attending the meeting or before the beginning of the meeting, that he has not received the notice of meeting, it shall be regarded that the notice of meeting has been sent to him.

Article 41 Alteration to the notice of the meeting

Once the written notice of periodic meeting of the Board is sent, in case there are alterations to the time and place of the meeting, or any addition, alteration or cancellation of the proposal, the alteration notice should be sent three days before the original scheduled date of the meeting, stating the altered particulars and the contents of the new proposal and related materials. If the alteration notice is sent less than three days before the original date of meeting, the meeting should be postponed accordingly unless the written approval from all the directors is obtained, in which case the meeting may be held at the original time.

Once the notice of the provisional meeting of the Board is sent, in case there are alterations to the time and place of the meeting, or any addition, alteration or cancellation of the proposal, the approval from all the directors present must be obtained and duly recorded.

Article 42 Preparing Proposals

Matters which shall be proposed, in the names of the Company and general manager, to the board of directors for consideration should be formed into proposals by the relevant responsible departments designated by the Chairman of the board of directors or general manager in accordance with the subject matter of the meeting as well as the principle applied within the business scope of each department of the Company.

Relevant matters directly proposed by the directors of the Company shall be notified to the administration office of the board of directors twenty (20) days before the board meeting being held. Proposals formed by the administration office shall be submitted to the directors concerned for review and be included in the recommended agenda of the meeting by the administration office.

Matters proposed by the specialised committees of the board of directors or supervisory committee to the board of directors for consideration shall be formed into proposals by their subordinate institutions.

When proposals are formed, the administration office of the board of directors has the obligation to inform the relevant responsible departments about the operational requirements of listed companies, requirements of the proposals and regulatory provisions etc., in order to get their coordination and support.

Proposals of the board meeting put forward by each department shall be submitted to the administration office of the board of directors eight (8) days before date of the board meeting. The administration office is responsible to collate and organise the proposals. Relevant responsible departments which need other departments to provide related explanation and information of the proposals must promptly make such request in writing.

The administration office of the board of directors is responsible to submit proposals and information to be discussed at the board meeting to the directors of the Company for review five (5) days prior to a regular board meeting; and three (3) days prior to an extraordinary board meeting is held.

When more than two independent directors consider that the information provided is insufficient or the argument is not clear, they may request in joint names supplement information for the board meeting, propose to adjourn the meeting or adjourn part of the proposal under discussion. The board of directors shall accept their requests under these circumstances.

Article 43 Convening the Meeting

The administration office of the board of directors is specifically responsible for organizing the board meeting and arranging for the administration of the board meeting.

Meetings of the Board shall be held only if more than half of the directors (including any alternate director appointed to attend the meeting pursuant to the provisions of the Articles of Association of the Company) are present.

The chairman of the Board shall preside over the board meeting. When the chairman is unable to preside over the meeting due to special reasons, he may appoint one vice-chairman to preside over the meeting. When the vice-chairman is unable to preside over the meeting due to special reasons, the meeting may be presided over by a director elected by more than one-half of all the directors.

Article 44 Meetings of the Board should be held with the directors present in person. If necessary, and conditional upon safeguarding the full expression of opinion by the Directors, and upon the approval of the convener and the proposer, the meeting can be held by video conference, telephone, facsimile or email. The meeting of the Board can also be held with the directors present in person as well as other ways.

In case the directors are not present in person, the number of the directors present at the meeting can be calculated according to the number of directors present as shown in the video conference, the number of directors who put forward their opinions in the telephone meeting, the votes received by fax and emails within a specified time, or the number of directors who submit the written confirmation letter after the meeting.

Article 45 Considering Proposals

The meeting of the Board shall consider each proposal one by one.

Directors may request the proposer, person in-charge of the relevant department or other relevant professionals to attend the meeting and produce reply, explanation and further relevant information in response to the inquiries raised by the directors.

For the proposals that require prior approval of the independent directors, the chairman of the meeting should explain to the directors present or designate an independent director to read the written approval of the independent directors before discussing the proposal.

Unless the consent from all the directors present at the meeting is obtained, the meeting of Board shall not vote on proposals which are not included in the notice of meeting.

Article 46 Independent directors shall express their independent opinions to the Board in respect of the following matters:

(1) Nomination, appointment and dismissal of directors;

(2) Appointment or dismissal of senior management personnel;

(3) Remuneration of the Company’s directors and senior management personnel;

(4) Existing or new loans or other transactions involving funds which are substantial (determined in accordance with the standards set by the regulatory authorities of the place where the Company’s shares are listed from time to time) between the Company and the Company’s shareholders, persons in actual control of the Company and their affiliates, and whether the Company has taken effective measures to recover the moneys owed to it;

(5) Plan for profit distribution in cash that has not yet been formulated by the Board;

(6) Actions that, in the opinion of the independent directors, may prejudice the interests of minority shareholders;

(7) Other matters specified by the Articles of Association.

The independent directors should express one of the following views on the aforesaid matters:

(1) Consent;

(2) Reservation with the reasons thereof;

(3) Objection with the reasons thereof;

(4) Inability to express their opinions and the impediments thereto.

Article 47 Expressing Opinions

The directors should independently and prudently express their opinions after carefully reading the materials of the meeting and having a full understanding of the situation.

The directors can obtain relevant information from the secretariat of the Board, convener of the meeting, managers and other senior management personnel, any special committee, accounting or legal advisors before the meeting of Board. The directors can recommend to the chairman of the meeting to invite the above personnel and agents representatives explain some information concerning the meeting.

Article 48 Voting at the Meeting

The meeting of the board of directors votes on each proposal one by one. The directors who attend the meeting must either vote in favour of or against the proposal or abstain from voting.

Where a director is unable to attend a board meeting and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

Voting in the board meeting may be by show of hands or by poll. Each director shall have one (1) vote. Where there is an equality of votes casts for and against a resolution, the Chairman of the board of directors shall have a casting vote.

Article 49 Format of the Resolution

Except as otherwise stipulated in these rules, a proposal can be approved and a resolution can be passed in a meeting of the Board by more than half or two-thirds of all the directors of the Company. In case where a higher majority is required by the laws, administrative regulations and the Articles of Association, such laws, administrative regulations and provisions of the Articles of Association shall apply.

Where there are discrepancies between resolutions, the latter in time prevails.

Article 50 Abstaining from Voting

In the following conditions, the directors should abstain from voting:

(1) The regulations in the place where the Company is listed require that the directors should abstain from voting in the board meeting;

(2) The director is of the view that he should abstain from voting;

(3) The director is connected to the a party to the transaction in question and is required by the Articles of Association to abstain from voting.

In case a director abstains from voting, the meeting of Board can still be held if one-half of the directors who are not connected to the other party of the transaction in question attend the meeting. The resolution can be approved by one-half of the directors who are not connected to the other party of the transaction. When the present non-connected directors is less than three, the Board is not allowed to vote on that item, and this item should be submitted to shareholders’ meeting for consideration and approval.

Article 51 Not Exceeding Authority

The Board shall perform its duties according to the shareholders’ meeting and Articles of Association and is not allowed to act beyond its authority.

Article 52 Resolution of the Meeting

Resolutions passed for matters being considered by the board of directors shall be confirmed and signed by the directors participating in the board meeting.

Article 53 Execution of the Resolution

The chairman shall supervise the relevant personnel to put the resolution of the meeting of Board into effect, examine the execution of the resolution and announce the progress of such execution in the meeting of Board.

Chapter 10 Disclosure of Information for the Resolutions of the

Board Meeting

Article 54 Resolutions of the board of directors shall be submitted to the Shanghai Stock Exchange within two (2) trading days after the board meeting.

Article 55 Resolutions of the board of directors which concerns matters that require to be voted on by the shareholders’ general meeting or matters that are required to make announcements as provided by the “Listing Rules” of the Shanghai Stock Exchange and Stock Exchange of Hong Kong, should be disclosed in a timely manner. Resolutions which are considered by the Shanghai Stock Exchange and Stock Exchange of Hong Kong as necessary to be disclosed shall also be disclosed in a timely manner.

Prior to the announcement of the resolution, the directors and other personnel present at the meeting, recorders and service personnel shall not disclose the content of the resolution.

Article 56 Resolutions of the board of directors shall be disclosed simultaneously in places inside and outside the PRC where the Company’s shares are listed.

Article 57 In case of matters requiring prior approval of or independent opinion expressed by the independent directors, the Company shall make public announcement of the independent director’s opinion. If the independent directors fail to reach a consensus in their opinion, the board of directors shall disclose each independent director’s respective opinion.

Article 58 Announcement regarding the resolutions of the board of directors should be published in Chinese in at least one (1) domestic newspaper designated by CSRC for disclosure of information; and in both Chinese and English in Hong Kong’s newspapers.

Article 59 Resolutions of the board meeting and disclosure document should be submitted and filed with the competent securities authorities under the State Council and the local representative office of the competent securities authorities under the State Council as required.

Chapter 11 Minutes of the Board Meeting

Article 60 The board of directors shall keep minutes of resolutions passed at the board meeting. The secretariat of the board of directors is responsible to take minutes at the board meeting.

Article 61 Minutes of the meeting shall include the following:

(1) Date, time, place and form of this meeting;

(2) Dispatch of the notice of meeting;

(3) Convener and chairperson of the meeting;

(4) The participating directors and proxies;

(5) Details of the procedures of the meeting;

(6) The proposals considered at the meeting and main points of any directors’ speech and voting tendency;

(7) Voting method for each matter and result (specifying the number of votes for and against and abstentions);

(8) Other items that the directors consider should be recorded.

Article 62 Signature of Directors

The directors present at the meeting shall confirm and procure their proxies to confirm by signing on the minutes and records of the meeting of the Board. Where the directors have different opinions on the minutes and records of the meeting, they can make a written note when signing. If necessary, the directors should report to the supervisory department promptly and make a public announcement. Unless they do so, the directors are regarded to have fully approved the minutes and records of the meeting.

Article 63 The draft minutes should be ready for review by the directors attending the meeting within three (3) business days after every board meeting. Directors who wish to supplement or amend the minutes shall send their comments to the secretariat of the board of directors within five (5) business days after receiving the minutes.

The minutes should be finalized within ten (10) business days after the board meeting. The minutes shall be signed (including signing by way of facsimile) by the directors present at the meeting, the board’s secretary and the person who recorded the minutes. The secretariat of the board of directors shall send a complete copy of the minutes to each director as soon as possible.

Article 64 The files of meetings of the Board, including notice and materials of the meeting, attendance register, instruments appointing the proxy, record material, votes, and the minutes, resolutions and announcements that have been signed by directors present should be kept by the secretariat of the Board.

The files of the meetings of the Board shall be kept for at least ten (10) years.

Directors of the Company have the right to inspect the aforesaid information of the board meeting.

Chapter 12 Supplementary Provisions

Article 65 These rules of meetings drafted by the board of directors shall be effective and implemented after being approved at the shareholders’ general meeting.

Article 66 Any matter which has not been adequately provided in these rules or when these rules are inconsistent with the applicable laws, administrative statutes and the regulatory provisions of the place where the Company’s shares are listed, the laws, statutes and the regulatory provisions of the place where the Company’s shares are listed shall prevail.

Article 67 In these rules, reference to “above”, “below” a number includes that number, and reference to “exceed” a certain number does not include that number.

Article 68 The board of directors of the Company has the right to interpret these rules of meetings, which are to be amended by the shareholders’ general meeting.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC